

June 13, 2007

By facsimile to (303) 777-3823 and U.S. Mail

Mr. Victor J. Yosha
President
V2K International, Inc.
1127 Auraria Parkway, Suite 204
Denver, CO 80204

Re: V2K International, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form SB-2
        Filed May 31, 2007
        File No. 333-141201

Dear Mr. Yosha:

    We reviewed the filing and have the comments below.

Prospectus Summary, page 3 and Business, page 20

1.   Include in the prospectus the information that you gave us in response to prior comment
        1: Marketing Source International LLC has engaged in only preliminary discussions as
        of this date and is still negotiating an exclusive sales arrangement with the overseas
        window coverings manufacturing source.

Revenue Recognition, page FF-9

2.   We note your response to prior comment 7 which indicates that the price charged to
        franchisees is determined on a vendor by vendor basis and may be impacted by certain
        discounts. Even though the price may be impacted by certain discounts, it is still unclear
        how you determine the price charged to franchisees and whether or not you are charging
        your franchisees a price based on a fixed mark up depending on the vendor. Please
        provide us examples of your pricing procedures for each vendor, which should include
        the price charged by that vendor, how you calculated your sales price to the franchisee,

and if that price was subsequently negotiated or changed with the franchisee and the reasons why.

Revenue Recognition, page FF-9

3. We note your response to prior comment 8 which indicates that you essentially review the order proposed by the franchisee and make changes as needed. Please tell us whether or not your review and changes of the purchase orders result in a change to the selling price to your franchisee. Tell us how these changes and any changes in these purchase orders and selling price impact your analysis of paragraph 9 of EITF 99-19.

Closing

File an amendment to the SB-2 in response to the comments. To expedite our review, V2K may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If V2K thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since V2K and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If V2K requests acceleration of the registration statement's effectiveness, V2K should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve V2K from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- V2K may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that V2K provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Staff Attorney, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Fay M. Matsukage, Esq.
Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300
Denver, CO 80203